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                                 FLASHCOM, INC.
                                   LETTERHEAD


                                November 20, 2000



BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Flashcom, Inc.- Registration on Form S-1, Registration No.
                  333-36976


Dear Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Flashcom, Inc. (the "Registrant") hereby requests that its Registration Statement on Form S-1, Registration No. 333-36976 (the "Form S-1"), be withdrawn as soon as practicable.

         The reason for this request is that the proposed offering of shares of Common Stock which were to have been covered by the Form S-1 has been abandoned by the Registrant. No securities were issued or sold under the Registration Statement.

         If you have any questions regarding this request, please call me at
(714) 799-2393, or our counsel, Jeffrey B. Coyne, Esq. of Stradling Yocca Carlson & Rauth at (949) 725-4116.

                                        Very truly yours,

                                        FLASHCOM, INC.


                                        /s/ STEVEN R. PACELLI
                                        ----------------------------------
                                        Steven R. Pacelli
                                        Vice President and General Counsel

cc:      Robert Doherty
         Leigh P. Ryan, Esq.